Insight

The China Fund, Inc. (CHN)

May 2002



MARTIN · CURRIE



Asian Direct
Capital Management

In brief...

Net Asset Value per share*	**US$16.77**
Market Price*	**US$14.87**
Premium/Discount*	**(11.4%)**
Fund size*	**US$169.0m**

Source: State Street Corporation/Martin Currie Inc

at 30 April, 2002

	China Fund NAV	MSCI Golden Dragon
1 month return*	-3.7	2.3
1 year return*	16.3	-3.4

Manager's commentary



As doubts grew about the pace of US growth in the second half of 2002, Asian stock markets saw a change in April. Stocks in the export-led economies of Taiwan and Korea gave back some of their earlier gains. Meanwhile, money started to flow back into China, a relative laggard this year in terms of its stockmarket performance. This renewed interest is based on the resilience and size of China's domestic market, as well as the potential pick up in international competitiveness that countries with pegged currencies should enjoy as the US dollar weakens. A weaker currency against non-US currencies may also help in alleviating deflationary pressures in China. In the long-term we still believe that the renminbi will appreciate against the US dollar. But no radical moves are likely to be taken on the currency, or indeed on any other sensitive matters, ahead of the 16th Party Congress in October. Jiang Zemin's successor as Party Secretary, Hu Jin Tao, has now been introduced to his main counterparts in the US and Europe. However, the leadership's summer deliberations by the seaside at Beidaiho are still likely to be more fraught than normal.

China's economic growth accelerated to 7.6% in Q1 2002 from 6.6% in Q4 2001. This was a result of good growth in exports and fixed asset investment. While skepticism of macro numbers from China is justified, the trend is clear. The Q1 2002 statistics for power generation (+9.4% year-on-year), a good proxy for economic activity, tell the same story. Sustained trade surpluses and the inflow of foreign direct investment have now boosted foreign exchange reserves to US$223.5 billion and encouraged a more confident tone in official comments on the economy.

Chris Ruffle

Investment stategy

Your fund is 98.4% invested with holdings in 54 companies. Of the portfolio, 36.3% is invested in Taiwan, where holdings are biased to 'China plays' and companies focused on the domestic market, rather than exporters. There is also 5.7% in direct investments, which will increase in May with the investment in an unlisted leasing company, Captive.

The main change to the portfolio in April was a decision to buy China Mobile. Your listed investment manager has not invested in telecom stocks since we took over management last year. However, we believe that pessimism on the sector has now peaked and the stock of China's leader in mobile telephony has fallen to a reasonable level; it should be a prime investment target as large institutional funds increase their weightings in emerging markets. Among the small, entrepreneurial companies, we have taken profits on Chaoda, Euro-Asia and Global Biochem. Meanwhile, we have shifted funds to the fast growing Singapore-listed pork processor, People's Food, which should receive greater recognition when it lists in Hong Kong. We closed out the NT dollar hedge as the yen appeared to have stabilised against the US dollar.

No new direct investments were closed in April. The direct investment manager is in various stages of due diligence and negotiations regarding several direct investments. These potential investments are in manufacturing, distribution and financial services.

Fund details*

Market cap	**US$151.1m**
Shares outstanding	**10,073,173 shares**
Exchange listed	**NYSE**
Listing date	**July 10, 1992**
Investment manager	**Martin Currie Inc**
Direct investment manager	**Asian Direct Capital Management**

Asset allocation* (%)



Hong Kong 44.7%
Taiwan 36.3%
B shares 5.1%
New York 2.6%
Direct 5.7%
Singapore 4.0%
Cash 1.6%

15 largest listed investments* (49.4%)

YanzhoTCL International	*Information technology*	6.7%
Yanzhou Coal Mining	*Energy*	4.5%
Chunghwa Telecom	*Telecommunications*	4.3%
Taipei Bank	*Financials*	4.2%
Phoenixtec Power	*Consumer staples*	4.0%
Zhejiang Expressway	*Utilities*	3.4%
Ho Tung Chemical	*Materials*	2.8%
Pacific Construction	*Consumer discretionary*	2.8%
Chinadotcom	*Information technology*	2.6%
Synnex Technologies	*Consumer discretionary*	2.6%
Brilliance China	*Consumer discretionary*	2.5%
Polaris Securities	*Financials*	2.4%
Shanghai Friendship Group	*Consumer staples*	2.2%
Want Want Holdings	*Consumer staples*	2.2%
Fountain Set Holdings	*Materials*	2.2%

Direct investments* (5.7%)

Kowloon Development	*Real estate*	2.3%
A-S China Plumbing Products	*Consumer disc.*	1.9%
Moulin International (2004 CB)	*Manufacturing*	1.2%
New World Sun City	*Real estate*	0.3%

Sector allocation*

	% of net assets	MSCI Golden Dragon %
Information technology	19.9	25.4
Consumer discretionary	11.5	5.5
Industrials	11.5	17.7
Consumer staples	10.5	0.4
Financials	9.6	29.4
Utilities	8.2	6.8
Materials	6.9	4.8
Telecommunications	6.8	8.3
Diversified	6.0	-
Energy	4.5	1.6
Health care	3.0	0.1
Cash	1.6	-
Total	100.0	100.0

Performance* (in US$ terms)

	NAV %	Market price %
One month	3.7%	5.2%
Calendar year to date	11.1%	19.7%
3 years **	13.5%	17.2%

Fund performance

	One month	Three months	Year to date	One year	Three** years	Five** years	Since#*** launch
The China Fund, Inc.	**3.7**	**7.1**	**11.1**	**16.3**	**13.5**	**-0.5**	**3.9**
MSCI Golden Dragon	2.3	5.7	5.2	-3.4	-6.9	-5.4	-
Hang Seng Chinese Enterprise Index	1.0	7.4	16.7	-0.4	1.3	-15.1	-

*Source: * State Street Corporation/MC Inc. # The Fund was launched on July 10, 1992 ** Annualized Return*

Performance in perspective



The China Fund Inc. Premium/discount



Dividend History Chart*



	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Income	0.04340	0.08530	0.00930	0.09100	0.08340	0.50030	0.07800	0.01110	0.00000	0.13205
Long term capital gain	0.00000	0.03780	0.24120	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000
Short term capital gain	0.01160	0.78720	0.35940	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000

All charts are based on 30 April, 2002.
*Source: State Street Corporation

Sector	Company (code)	Price	Holding	Value $	% of portfolio
Hong Kong 44.7%					
TCL International Holdings Ltd	1070 HK	HK$2.35	37,318,000	11,244,613	6.7%
Yanzhou Coal Mining Co.	1171 HK	HK$3.15	19,000,000	7,613,107	4.5%
Zhejiang Expressway Co., Ltd	576 HK	HK$2.25	19,814,000	5,716,273	3.4%
Brilliance China Automotive Holdings, Ltd	1114 HK	HK$1.33	24,300,000	4,175,124	2.5%
Fountain Set (Holdings) Ltd	420 HK	HK$1.87	15,250,000	3,656,535	2.2%
TPV Technology, Ltd	903 HK	HK$3.13	8,764,000	3,511,646	2.1%
Shangri-La Asia, Ltd	69 HK	HK$7.50	3,600,000	3,461,960	2.0%
China Rare Earth Holdings, Ltd	769 HK	HK$2.08	12,600,000	3,352,331	2.0%
Chaoda Modern Agriculture	682 HK	HK$2.83	8,500,000	3,078,901	1.8%
Asia Satellite Telecommunications Holdings	1135 HK	HK$12.10	1,693,000	2,615,787	1.5%
Sinopec Yizheng Chemical	1033 HK	HK$1.33	14,694,000	2,505,821	1.5%
Beijing Capital International Airport Co., Ltd	697 HK	HK$1.86	10,384,000	2,476,486	1.4%
Wah Sang Gas	8035 HK	HK$1.05	16,998,000	2,288,471	1.4%
Geomaxima	702 HK	HK$1.22	12,400,000	1,939,723	1.1%
Natural Beauty	157 HK	HK$1.07	13,200,000	1,827,915	1.1%
China Overseas Land & Investment, Ltd	688 HK	HK$0.94	14,200,000	1,711,490	1.0%
Euro-Asia Agriculture	932 HK	HK$2.65	4,900,000	1,664,946	1.0%
Global Bio-chem Technology Group Co., Ltd	809 HK	HK$2.73	4,700,000	1,657,253	1.0%
Anhui Expressway	955 HK	HK$1.81	6,950,000	1,612,953	0.9%
China Mobile	941 HK	HK$25.55	480,000	1,572,499	0.9%
Mainland Headwear Holdings	1100 HK	HK$2.65	5,000,000	1,554,677	0.9%
LifeTec Group, Ltd	1180 HK	HK$0.20	65,346,000	1,499,790	0.9%
China Travel	308 HK	HK$1.66	7,218,000	1,443,776	0.8%
Arcontech, Corp	8097 HK	HK$1.16	9,000,000	1,396,324	0.8%
Chen Hsong Holding, Ltd	57 HK	HK$1.35	6,630,000	1,181,644	0.7%
Sunway International Holdings	58 HK	HK$0.39	12,664,000	617,039	0.4%
Jackin International	630 HK	HK$0.28	5,000,000	179,509	0.1%
Automated Systems Holdings, Ltd	771 HK	HK$2.33	368,000	103,807	0.1%
Taiwan 36.3%					
Chunghwa Telecom Co., Ltd	2412 TT	NT$51.50	4,908,000	7,290,510	4.3%
Taipei Bank	2830 TT	NT$24.20	10,115,400	7,060,648	4.2%
Phoenixtec Power Co., Ltd	2411 TT	NT$32.20	7,595,000	6,834,843	4.0%
Ho Tung Chemical, Corp	1714 TT	NT$21.20	7,732,950	4,728,542	2.8%
Pacific Construction Co., Ltd	2506 TT	NT$4.98	32,841,000	4,717,283	2.8%
Synnex Technologies International, Corp	2347 TT	NT$48.30	3,084,000	4,296,429	2.6%
Polaris Securities Co., Ltd	6011 TT	NT$17.30	8,042,000	4,012,882	2.4%
China Synthetic Rubber, Corp	2104 TT	NT$12.60	9,919,440	3,604,988	2.1%
Choice Lithograph, Inc	9929 TT	NT$19.60	6,273,000	3,546,316	2.1%
Bank Sinopac	2839 TT	NT$17.00	7,186,991	3,432,362	2.0%
Advantech Co., Ltd	2395 TT	NT$88.00	959,100	2,434,404	1.5%
Tong Yang	1319 TT	NT$20.90	3,532,000	2,129,184	1.3%
Ability Enterprise Corp	2374 TT	NT$33.30	1,700,000	1,632,824	1.0%
Lian Hwa Foods	1231 TT	NT$16.60	3,392,000	1,624,090	0.9%
Cheng Shin Rubber	2105 TT	NT$25.00	2,000,000	1,517,162	0.9%
Elan Microelectronics	2458 TT	NT$48.00	1,000,000	1,263,340	0.7%
Tainan Enterprises	1473 TT	NT$41.80	1,000,000	1,246,034	0.7%
B shares 5.1%					
Shanghai Friendship Group Co., Inc	900923 CH	US$1.05	3,530,000	3,717,090	2.2%
Luthai Textile Co., Ltd	200726 CH	HK$8.93	1,999,869	2,289,873	1.4%
Shanghai Matsuoka, Co	900955 CH	US$1.66	981,850	1,561,142	0.9%
Weifu High Technology	200581 CH	HK$6.10	1,397,550	1,039,330	0.6%
New York 2.6%					
Chinadotcom, Corp	China US	US$2.48	1,655,600	4,387,340	2.6%
Direct 5.7%					
Kowloon Development			6,520,000	3,908,297	2.3%
A-S China Plumbing Products, Ltd			450	3,199,999	1.9%
Moulin International Holdings, Ltd (2004 CB)			2,000,000	2,003,922	1.2%
New World Sun City, Ltd			83	499,421	0.3%
Singapore 4.0%					
Want Want Holdings, Ltd	WANT SP	US$1.93	1,900,000	3,667,000	2.2%
People's Food Holding	PFH SP	SG$1.02	4,400,000	2,476,206	1.5%
Asia Dekor Holdings, Ltd	ADEK SP	US$0.10	7,374,000	589,920	0.3%
Cash 1.6%					

Objective

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have at least 50% of their assets in China; and (iii) companies organized in China. Under the new policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The investment objective, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

Contacts

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
http://www.chinafundinc.com